Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

						Three Months Ended
	2006	2007	2008	2009	2010	April 1, 2011
Fixed Charges
Gross Interest Expense	77,375	107,702	126,470	119,776	118,294	31,406
Interest Element of Rental Expense	12,369	14,804	10,763	13,135	15,162	3,790
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Fixed Charges	$89,744	$122,506	$137,233	$132,911	$133,456	$35,196

Earnings Available for Fixed Charges:
Earnings from Continuing Operations before income taxes	1,380,150	1,583,187	1,670,991	1,366,842	2,252,739	547,503
Add fixed charges	89,744	122,506	137,233	132,911	133,456	35,196
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Earnings Available for Fixed Charges	$1,469,894	$1,705,693	$1,808,224	$1,499,753	$2,386,195	$582,699
Ratio of Earnings to Fixed Charges	16.4	13.9	13.2	11.3	17.9	16.6

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations (excluding earnings from 50% owned affiliates) before income taxes; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.